SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                    RYANAIR RESCUES 30,000 VOLARE PASSENGERS
                     AND ANNOUNCES RECRUITMENT OPEN DAY FOR
                                 VOLARE PILOTS

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 2nd December 2004) announced that by midnight tonight, over 30,000 ex-Volare passengers, stranded after the airline's collapse, will have taken up Ryanair's offer of FREE tickets on Ryanair's international routes.

Ryanair also announced today that it is to host a recruitment open day in Italy next week for Volare Pilots. The recruitment open day will be held on Thursday 9th December 2004 in Venice, (Volare's main base city). Venue details will soon be available on www.ryanair.com.

Commenting on today's announcements, Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Even before the unfortunate but inevitable collapse of Volare, Ryanair was Italy's second largest airline. Our offer of free flights for stranded Volare passengers (which ends tonight at midnight) will result in over 30,000 Volare passengers being re-united with family and friends by travelling with Ryanair for free*, after losing the air fare paid to Volare. We warmly welcome our new passengers, and they can be assured that by flying with Ryanair, they are flying with Europe's No.1 low fares airline.

        "As well as saving thousands of stranded Volare passengers, Ryanair is also concentrating on saving lost Volare jobs. We will be hosting a Recruitment Open Day for out of work Volare pilots next week in Venice, Volare's home base city. The Open Day will give Volare pilots the opportunity to talk to Ryanair about working for Europe's No. 1 low fares airline, and Europe's No. 1 earnings airline. We expect a strong turnout from Volare pilots anxious to secure a long-term future with Ryanair".

* Free flight = EUR zero fare but the passenger pays any relevant Government taxes and airport charges.

Ends.                                               Thursday, 2nd December 2004

For further information:

Paul Fitzsimmons - Ryanair               Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                   Tel: 00 353 1 4980 300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 2 December 2004
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director